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Exhibit 99(a)(5)(A)

MOTOROLA ANNOUNCES COMMENCEMENT OF TENDER
PERIOD FOR LYONS™ DUE SEPTEMBER 27, 2013

  •
  LYONs are puttable solely at option of holders

  •
  Motorola's obligation to purchase tendered LYONs was established when the LYONs were issued in 1993

  •
  Motorola has elected to purchase any tendered LYONs for cash

  •
  Tender period will end on September 29, 2003

  •
  Total principal amount of $102.5 million of LYONs due 2013 outstanding

  •
  Total purchase price of $82 million if all outstanding LYONs due 2013 are tendered

        SCHAUMBURG, ILL.—August 29, 2003—Motorola, Inc. (NYSE: MOT) today announced that holders of its Liquid Yield Option™ Notes due September 27, 2013 (Zero Coupon-Subordinated) (the "LYONs") have the right to surrender their LYONs for purchase during a one-month period that begins today and ends on Monday, September 29, 2003. Pursuant to the indenture under which the LYONs were issued in September of 1993, each holder of the LYONs has the right to require Motorola to purchase, on Monday, September 29, 2003, all or any part of such holder's LYONs at a price equal to $799.52 per $1,000 principal amount at maturity of the LYONs.

        Under the terms of the LYONs, Motorola has elected to purchase any tendered LYONs solely with cash. The aggregate principal amount due at maturity for all outstanding LYONs is approximately $102.5 million. If all outstanding LYONs were surrendered for purchase, the aggregate cash purchase price would be approximately $82 million. Motorola would repurchase the LYONs with available cash. Motorola had $6.2 billion of cash and cash equivalents at the end of the second quarter of 2003.

        In order to surrender LYONs for purchase, a purchase notice must be delivered to Bank One Trust Company, N.A., the trustee for the LYONs, on or before 5:00 p.m., New York City time, on Monday, September 29, 2003. Holders may withdraw any LYONs previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on Monday, September 29, 2003.

        Motorola filed a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission today. Motorola will make available to LYONs holders, through the Depository Trust Company, documents specifying the terms, conditions and procedures for surrendering and withdrawing LYONs for purchase. LYONs holders are encouraged to read these documents carefully before making any decision with respect to the surrender of LYONs, because these documents contain important information regarding the details of Motorola's obligation to purchase the LYONs.

        The LYONs are currently convertible, solely at the holder's option, into 33.534 shares of Motorola common stock per $1,000 principal amount at maturity of LYONs, subject to adjustment under certain circumstances.

        This press release does not constitute an offer to purchase the LYONs. The offer to purchase is made solely by Motorola's company notice dated August 29, 2003.

About Motorola

        Motorola, Inc. (NYSE: MOT) is a global leader in wireless, automotive and broadband communications. Sales in 2002 were $27.3 billion. Motorola is a global corporate citizen dedicated to ethical business practices and pioneering important technologies that make things smarter and life better, honoring traditions that began when the company was founded 75 years ago. For more information, please visit: www.motorola.com.

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Media Contact:

Bill Parke
1+847-576-4525
 William.Parke@motorola.com

"Liquid Yield Option" and "LYONs" are Trademarks of Merrill Lynch & Co., Inc.

MOTOROLA and the stylized M Logo are registered in the U.S. Patent & Trademark Office. All other product or service names are the property of their respective owners.

© Motorola, Inc. 2003

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MOTOROLA ANNOUNCES COMMENCEMENT OF TENDER PERIOD FOR LYONS™ DUE SEPTEMBER 27, 2013